October 28, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: AmericaFirst Quantitative Funds, File Nos. 333-179594 and 811-22669

Dear Sir/Madam:

On behalf of AmericaFirst Quantitative Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 17 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to register shares of the AmericaFirst Large Cap Share Buyback Fund.

If you have any questions, please contact Tanya Goins at (404) 541-2954.

Very truly yours,

/s/ Tanya L. Goins